UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

METROPCS COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

591708102

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591708102

1.	Names of Reporting Persons Madison Dearborn Capital Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power --0--

	6.	Shared Voting Power 38,568,184 (See Item 4)

	7.	Sole Dispositive Power --0--

	8.	Shared Dispositive Power 38,568,184 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,184 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591708102

1.	Names of Reporting Persons Madison Dearborn Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power --0--

	6.	Shared Voting Power 38,576,812 (See Item 4)

	7.	Sole Dispositive Power --0--

	8.	Shared Dispositive Power 38,576,812 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,576,812 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 591708102

Item 1.
	(a)	Name of Issuer MetroPCS Communications, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8144 Walnut Hill Land, Suite 800 Dallas, Texas 75231

Item 2.
	(a)	Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(1)               Madison Dearborn Capital Partners IV, L.P.  (“MDCP”)

(2)               Madison Dearborn Partners IV, L.P.  (“MDP IV”)

each of which is referred to as a “Reporting Person,” or collectively, the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
	(c)	Citizenship Each of MDCP and MDP IV is a limited partnership organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 591708102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 591708102

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All ownership percentages of the securities reported herein are based upon 347,430,336 shares of Common Stock outstanding as of October 31, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007.

The ownership of each of the Reporting Persons is presented below:

(a)

Amount beneficially owned:

MDCP is the record owner of 38,568,184 shares of Common Stock of the Issuer.  MDP IV is the record owner of 8,628 shares of Common Stock of the Issuer.  The shares of Common Stock owned by MDCP may be deemed to be beneficially owned by MDP IV, who is the sole general partner of MDCP.  John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares directly held by MDCP and MDP IV.  Each of Messrs. Canning, Finnegan and Mencoff, and each of the Reporting Persons, other than the Reporting Person referenced as the record owner above, hereby disclaims beneficial ownership of any shares except to the extent of his, or its, pecuniary interest therein.

(b) Percent of class: See Item 11 of each cover page. See also Item 4(a).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 591708102

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2008

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By: Madison Dearborn Partners IV, L.P.
Its: General Partner

By: Madison Dearborn Partners, L.L.C.
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By: Madison Dearborn Partners, L.L.C.
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director

CUSIP No. 591708102

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2008

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By: Madison Dearborn Partners IV, L.P.
Its: General Partner

By: Madison Dearborn Partners, L.L.C.
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By: Madison Dearborn Partners, L.L.C.
Its: General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director